Filed by Willis Group Holdings Limited pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: Hilb Rogal & Hobbs Company

Subject Company’s Commission File No.: 000-15981

DRAFT WILLIS GROUP HOLDINGS LIMITED CLIENT EMAIL LETTER

PRIVILEGED AND CONFIDENTIAL

From: Joe Plumeri, Chairman and Chief Executive Officer, Willis Group Holdings Limited

Dear [client name],

I am pleased to inform you that Willis has agreed to a business combination with Hilb Rogal & Hobbs, one of the world’s largest insurance and risk management intermediaries.

This dynamic transaction represents a unique opportunity for us to serve you better. We are passionate about putting our clients first, and I am confident that you will soon see the many benefits of this exciting combination.

You can expect a seamless integration with no disruption to the service you’ve come to expect from us. In fact, we will be able to increase the value we provide through our stronger and more diversified platform and expanded resources.

By uniting Willis’s breadth of products and Willis Client Advocate® service model with HRH’s complementary strengths and geographic footprint in the United States, we will further enhance our strong, global franchise for the benefit of all of our clients. We bring global reach and expertise, while HRH brings added talent and local market presence. We will be able to bring you an even more robust Employee Benefits capability while further strengthening other key practice areas including personal lines, real estate, health care, environmental, construction, complex property and executive risk.

Our One Flag approach will continue to guarantee that all our Associates, wherever they are located, work as a team to provide you with the very best service. This is the spirit that underlies our Glocal service – delivering the entire breadth and depth of our global resources to our clients locally.

In keeping with our commitment to transparency, we will continue to keep you informed of developments of importance to you.

You can read a copy of the joint press release we have issued here. Thank you again for your trust in us and for allowing all of us at Willis to serve your needs.

Sincerely,

Joe Plumeri

Forward Looking Statements

This communication may contain forward-looking information regarding Willis Group Holdings Limited (“Willis”) and Hilb Rogal & Hobbs (“HRH”) and the combined company after the completion of the transaction that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the potential benefits of the business combination transaction involving Willis and HRH, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of Willis’s and HRH’s management that are subject to risks and uncertainties which could cause actual outcomes and results to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to, the satisfaction of conditions to closing, including receipt of shareholder, regulatory and other approvals on the proposed terms and schedule, the proposed transaction may not be consummated on the proposed terms and schedule, uncertainty of the expected financial performance of Willis following completion of the proposed transaction, Willis may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected, the integration of HRH with Willis’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected, general industry and market conditions, general domestic and international economic conditions and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of Willis’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and Item 1A of HRH’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007, and similar sections of each company’s quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2008. Copies of said 10-Ks and 10-Qs are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this communication. Except for any obligation to disclose material information under the Federal securities laws, Willis and HRH undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this communication.

Important Merger Information

In connection with the proposed transaction, Willis and HRH intend to file relevant materials with the Securities and Exchange Commission (“SEC”). Willis will file with the SEC a Registration Statement on Form S-4 that includes a proxy statement of HRH that also constitutes a prospectus of Willis. HRH will mail the proxy statement/prospectus to its shareholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Willis and HRH without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. You may also obtain these documents, free of charge, from Willis’s website (www.willis.com) under the tab “Investor

Relations” and then under the heading “Financial Reporting” then under the item “SEC Filings.” You may also obtain these documents, free of charge, from HRH’s website (www.hrh.com) under the heading “Investor Relations” and then under the tab “SEC Filings.”

Willis, HRH and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from HRH shareholders in connection with the proposed transaction. Information about Willis’s directors and executive officers is available in Willis’s proxy statement, dated March 17, 2008. Information about HRH’s directors and executive officers is available in HRH’s proxy statement, dated March 31, 2008. Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus, meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

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